October 20, 2008
Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010
(202) 551-3736 (o)
(202) 772-9368 (f)

RE:	TOUSA, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed August 12, 2008 File No: 1-32322
This letter is in response to your letter dated September 8, 2008 containing comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our above-referenced filing. For your convenience, we have reproduced the full text of the Staff’s comments in bold and provided our response to each comment immediately after the comment.
General
1.	We note that the company has several pending registration statements. In that regard disclose any outstanding comments that are material, and advise us supplementally when you intend to respond to each of the pending filings. If you determine that you will not proceed with these offerings, please withdraw the registration statements.

Response:

We filed requests on September 22, 2008 to withdraw the following pending filings:

Registration
Statement Form	File Number	Original Filing Date
S-4	333-133499	April 24, 2006
S-3	333-133502	April 24, 2006
S-3	333-133504	April 24, 2006
2.	Please file your Forms 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008. Refer to General Instruction A to form 10-Q.

Response:

Since our January 29, 2008 bankruptcy filing, we have been involved in efforts to stabilize our operations and comply with various requirements of the bankruptcy cases, including the preparation of disclosure materials and general information concerning the debtors as required by the Office of the United States Trustee and the Bankruptcy Code. At the same time, we have experienced significant attrition of certain key personnel within our accounting organization. Additionally, and as a result of, among other things, the process of reviewing inventories, goodwill, investments in joint ventures and other assets for possible impairment charges, we have required additional time to complete our financial statements. Accordingly, we have been unable to file our Forms 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008 in a timely manner without unreasonable effort or expense. Furthermore, we will file our Form 10-Q for the fiscal quarter ended September 30, 2008 as soon as possible after the aforementioned filings, but at this time, we believe it may not be filed timely.
Form 10-K for the Fiscal Year Ended December 31. 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41
Critical Accounting Policies, page 49
Impairment of Long-Lived Assets, page 50
3.	We note that homebuilding inventories are your largest asset at 72.2% of total assets as of December 31, 2007. We further note that you have recognized a significant amount of impairment and abandonment costs for your homebuilding inventories during fiscal years 2007 and 2006. Finally, we note your statement on page 2 that it is likely you will recognize additional material impairments in subsequent periods. As such, please revise your disclosures in future filings to provide a more detailed discussion of the method(s) used to estimate the fair value of your homebuilding inventories, including the material assumptions you used in the method(s) and the factors that could materially impact these assumptions. Such factors may include a detailed discussion of local market conditions/community-level factors. We urge you to find ways to provide quantitative information that conveys to investors the overall risks of recoverability of your real estate-related assets by disclosing the material assumptions made in your fair value method(s) and a sensitivity analysis of each of the material assumptions. If you believe that you are unable to provide a sensitivity analysis of your material assumptions used in each of your fair value models, disclose on an aggregated basis by segment or state the carrying value of communities for which the estimated future undiscounted cash flows were close to their carrying values. In this regard, Section 501.14 of the Financial Reporting Codification states, “...the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.” As such, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your homebuilding-related assets, such information may need to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. At a minimum, please revise your disclosures in future filings to address each of the following, in addition to expanding your discussion of the method(s) used to estimate fair value of your homebuilding-related assets:
•	The number of communities you were operating in that you evaluated for impairment; the number of communities for which you recorded a homebuilding inventory impairment; and the carrying value of those communities with impairments as of the end of the fiscal year.

•	The time period in which your discounted cash flow model projections begin to assume an improvement in market conditions.

•	A discussion of the discount rate or rate range in the aggregate, by segment or by state used to estimate fair value.

•	Information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.

•	Please provide us with the disclosure you intend to include in future filings.
Response:
In response to the Staff’s comment, we will modify our future filings to provide a more detailed discussion of the methods and factors used to estimate the fair value of our homebuilding inventories, including the material assumptions used in the methods and the factors that could materially impact these assumptions. Changes to each section are outlined below.
“Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Impairment of Long-Lived Assets” will be revised as follows (additional text italicized):
Housing communities and land/homesites under development are stated at the lower of cost or net realizable value. Property and equipment is carried at cost less accumulated depreciation. We assess these assets for impairment in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
We review inventories for impairment on a community by community basis. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the assets, an impairment loss is recognized. Our evaluation for impairment is impacted by margins on homes that have been delivered, margins in sales contracts in backlog, projected margins with regard to future home sales over the life of the community, projected margins with regard to future land sales, and the fair value of the land itself. We pay particular attention to trends that indicate a downward market such as slow-moving inventories and lower sales prices.
If the undiscounted cash flows are less than the carrying amount of inventory, then the impairment is measured based on estimated future cash flows, discounted at a market rate of interest. The projected cash flows for each community are significantly impacted by estimates related to market supply and demand, product type, homesite sizes, sales pace, sales prices, sales incentives, construction costs, sales and marketing expenses, the local economy, competitive conditions, labor costs, costs of materials and other factors for that particular community. The determination of fair value also requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the assets and related estimated cash flow streams. The discount rate used in determining each asset’s fair value depends on the community’s projected life and development stage. We generally use discount rates ranging from 11% to 27%, with an average of 20%, depending on the perceived risks associated with the community’s cash flow streams relative to its inventory. Our cash flow projection models begin to assume a minimal price appreciation in all of our markets in 2009.
     We believe that the accounting for impairment of long-lived assets is a critical accounting policy because of the assumptions inherent in the evaluations and the impact of recognizing impairments would be material to our consolidated financial statements. Evaluations for impairment are significantly impacted by estimates of future revenues, costs and expenses and other factors involving some amount of uncertainty since they are based on current market conditions and current assumptions of future markets made by management. ~~Therefore, due to uncertainties in the estimation process, actual results could differ from such estimates.~~ Continuing uncertainties in economic and market conditions and assumptions and estimates required of our management in valuing inventory during changing market conditions, could result in actual future results differing materially from management’s assumptions and may require material inventory impairment charges to be recorded in the future. For example, further market deterioration may lead to additional sales incentives and decreases in sales prices and/or volumes resulting in additional impairment charges on previously impaired inventory, as well as on inventory not currently impaired but for which indicators of impairment may arise if further market deterioration occurs.
     During the year ended December 31, 2007, we recorded impairment losses of $180.8 million on active communities, including $6.0 million of inventory impairments recognized on assets consolidated under SFAS No. 66 for which we do not have title to the underlying asset.
Note 3, Inventory, to the Notes to Consolidated Financial Statements will be revised as follows (additional text italicized):
In accordance with SFAS No. 144, we carry long-lived assets held for sale at the lower of the carrying amount or fair value. For active communities (communities under development and construction), we evaluate an asset for impairment when events and circumstances indicate that they may be impaired. Impairment is evaluated by estimating future undiscounted cash flows, on a community basis, expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Fair value, for purposes of calculating impairment, is measured based on estimated future cash flows, discounted at a market rate of interest. During the years ended December 31, 2007, 2006 and 2005, we recorded impairment losses of $180.8 million, $81.9 million and $6.5 million, respectively, on active communities, which are included in cost of sales — inventory impairments and abandonment costs in the accompanying consolidated statements of operations. Included in the impairment charges on active communities for the year ended December 31, 2007 is $6.0 million of inventory impairments recognized on properties accounted for as financing arrangements under SFAS No. 66 for which we do not have title to the underlying asset.
In accordance with SFAS No. 144, we performed an evaluation of impairment on a large land parcel with a carrying value of $92.3 million as of December 31, 2007. As of December 31, 2007, this parcel is not impaired as the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition exceed the carrying value. Changes in the timing or amounts of these cash flows could result in a material impairment charge.
During the years ended December 31, 2007, 2006 and 2005, we also recorded charges of $671.9 million, $71.3 million and $0.2 million, respectively, in write-offs of deposits and abandonment costs which is included in cost of sales — inventory impairments and abandonment costs in the accompanying consolidated statements of operations, related to land that we have determined is not probable that we will purchase or build on. The following table summarizes information related to impairment charges on active communities and write-offs of deposits and abandonment costs by region (dollars in millions):

	Year Ended December 31,
	2007	2006	2005
Impairment charges on active communities:
Florida	$95.8	$13.2	$1.8
Mid-Atlantic	16.0	26.2	0.8
Texas(1)	1.0	0.6	—
West	68.0	41.9	3.9

	180.8	81.9	6.5

Write-offs of deposits and abandonment costs:
Florida	370.1	8.3	—
Mid-Atlantic	63.3	11.8	—
Texas(1)	5.3	0.2	0.2
West	233.2	51.0	—

	671.9	71.3	0.2

Inventory impairments and abandonment costs	$852.7	$153.2	$6.7

Remaining carrying value of inventory impaired at period end	$718.3	$400.1	$35.4
Number of projects impaired during the period	220	95	9
Total number of projects included in inventory and reviewed for impairment during the period	433	546	597

(1)	The Texas region excludes the Dallas division, which is now classified as a discontinued operation.

The above table will also be included in the MD&A section of the 10-K.
Investments in Unconsolidated Joint Ventures, page 50
4.	In future filings, please disclose the amount of the accrual recognized as of the most recent balance sheet date for those joint venture credit agreements where you have agreed to (a) complete certain property development; (b) pay an amount to achieve a certain loan to value ratio; (c) and indemnify the lenders for losses from fraud, etc. Please also disclose the reasonably possible amount of loss in accordance with paragraph 10 of SFAS 5, or disclose that you are unable to estimate such amount and why.

Response:

In Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations — Off-Balance Sheet Arrangements and Note 5 to the Notes to Consolidated Financial Statements, we have provided a full discussion of each of our significant unconsolidated joint ventures which includes a discussion of impairments charges and related accrued obligations. In future filings, we will add the following paragraph at the end of the Investments in Unconsolidated Joint Ventures section as follow:
As a result of our evaluation of the recoverability of our investments in and receivables from unconsolidated joint ventures under APB 18 and SFAS 144, we recorded total impairments of investments in unconsolidated joint ventures and related accrued obligations of $194.1 million and $152.8 million during the years ended December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006 the accrual related to joint venture obligations is $74.6 million which primarily relates to limited guarantees we issued in connection with our unconsolidated joint ventures. There was no accrual related to joint venture obligations at December 31, 2006. At December 31, 2007, we determined that a loss of $26.6 million associated with the obligations of our unconsolidated joint ventures is reasonably possible in accordance with SFAS 5. See further discussion in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations — Off-Balance Sheet Arrangements.
Results of Operations, page 53
5.	In future filings, please disclose the impact the acquisition of the remaining 50% ownership in the Transeastern JV had on your operating results.

Response:

Transeastern’s (“TE”) results of operations were included in our consolidated results beginning July 31, 2007 and were not deemed to be material in the discussion of our operating results. The following is a summary of the operating results for TE from the date of acquisition of July 31, 2007 to December 31, 2007:

	TE	TOUSA	%
Homebuilding revenue	$39.3	$2,158.8	1.8
Homebuilding cost of sales	45.4	2,666.2	1.7

Homebuilding gross loss	(6.1)	(507.4)	1.2
Selling, general and administrative expense	8.9	362.7	2.5
Other expenses	—	482.9	—

Total pre-tax loss	$(15.0)	$(1,353.0)	1.1

Total deliveries	190	6,580	2.9
Net sales orders	158	4,836	3.3
Based on the relative insignificance of TE’s operating results to our consolidated results, we do not believe the impact of the acquisition of the remaining 50% ownership of TE is material to the consolidated operating results and, therefore, respectfully, do not intend to make such disclosures in future filings.

6.	In future filings, please explain why the West reportable segment’s cancellation rate decreased 8% to 36% for fiscal year 2007.

Response:

During the fourth quarter of 2006, we had an unusual number of cancellations in the Phoenix market. Local market programs offered to customers resulted in the signing of sales contracts, but did not result in closings when market conditions subsequently declined which caused a higher than usual cancellation rate in 2006. In future filings, we will disclose why the West reportable segment’s cancellation rate decreased during 2007.

7.	In future filings, please consider presenting the cancellation rates for each period presented at the consolidated level and the reportable segment level, at a minimum, in your tabular format. While this information is included in your narrative discussion, including this information in the tabular format, as well, will aid an investor in being able to easily understand the trends in each reportable segment given the significant impact these rates have had on your operating results. Refer to Section 501.12.a. of the Financial Reporting Codification.

Response:

In future filings, a table in the format similar to the one below will be included in the MD&A section. Where applicable, quarterly information will be provided.

	Year Ended December 31,
	2007	2006	2005
Cancellation rates:
Consolidated:
Florida	47%	33%	11%
Mid-Atlantic	33%	25%	19%
Texas	35%	28%	23%
West	36%	44%	18%
Continuing Operations	38%	32%	17%
8.	In future filings, please separately quantify your recognition of impairment charges and accrued obligations, as one is a non-cash item and the other impacts cash flows. Specifically, for your discussion of the Florida and West reportable segments for fiscal year 2007, you disclose the total impairments and accrued obligations recognized, which were $90.5 million and $99.9 million, respectively.

Response:

In future filings, we will separately quantify impairment charges and accrued obligations as follows (additional text italicized):
Florida:
For the year ended December 31, 2007, we incurred $20.3 million of impairment charges and $70.2 million of accrued obligations related to our unconsolidated joint ventures as compared to $152.8 million of impairment charges for the year ended December 31, 2006.
West:
For the year ended December 31, 2007, we incurred $95.5 million of impairment charges and $4.4 million of accrued obligations related to our unconsolidated joint ventures as compared to none for the year ended December 31, 2006.
9.	We note that Texas’ home sales increased due to increases in the number of homes delivered as well as average selling prices. As this trend is contradictory to the rest of your discussions and operating results, please include an explanation in future filings for these increases in Texas.

Response:

In future filings, we will include the following disclosure, to explain the Texas region performance.
Our Texas region has thus far been less affected by the challenging market conditions experienced in other regions. We believe that this is the result of the overall moderate growth rates and price appreciation experienced in Texas in prior periods and the relative health of the Texas economy as compared to other markets in which we sell.

Financial Condition, Liquidity and Capital Resources, page 67

10.	On page 68, you state that you have recorded a $43.6 million loss accrual as of December 31, 2007 for the development agreements in connection with option contracts. On page 73, you state that you have recorded a $10.3 million loss accrual at December 31, 2007 in connection with the abandonment of your option contracts for your obligations under the development agreements. In future filings, please revise your disclosures to address this apparent inconsistency.

Response:

In future filings, the paragraph on page 68 will be modified as follows (additional text italicized):
As a result of severe market conditions and our liquidity constraints, during the year ended December 31, 2007, we abandoned our rights under certain option agreements which resulted in a 21,100 unit decline in our controlled homesites. Abandonment decisions were made following in depth community by community analyses of all option contracts based on projected returns, amount and timing of incremental cash flow, and owned homesites. In connection with the abandonment of our rights under these option contracts, we forfeited cash deposits of $82.5 million and had letters of credit of $98.5 million drawn at December 31, 2007, which increased our outstanding borrowings. Through June 30, 2008 an additional $72.8 million of letters of credit have been drawn related to the abandonment of option contracts. In certain instances, we have entered into development agreements in connection with option contracts which require us to complete the development of the land, at a fixed reimbursable amount, even if we choose not to exercise our option and forfeit our deposit and even if our costs exceed the reimbursable amount. As of December 31, 2007, we recorded a $43.6 million loss accrual with respect thereto for letters of credit which we anticipated would be drawn due to nonperformance under such contracts. See Note 10 to our consolidated financial statements included herein. Additionally, we recorded a loss accrual of $10.3 million in connection with the abandonment of option contracts for our obligations under the development agreements. See Note 3 to our consolidated financial statements included herein. In 2008, we expect to continue to reduce inventory in an attempt to further align our inventory levels to housing demand in those markets we serve, reduce our cost of sales relating to construction and labor costs for the homes we build, and reduce our selling, general and administrative costs to levels consistent with fewer home deliveries to operate within our liquidity constraints. These or future actions may not be sufficient to allow us to continue our operations.
11.	We note that your filing for Chapter 11 bankruptcy has constituted an event of default under certain joint venture lender agreements, which has caused the joint venture debt to be immediately due and payable. Please disclose the impact these events have had on you. Further, please disclose your exposure (i.e., the outstanding debt balances for your joint ventures) in terms of potential responsibility for the satisfaction of joint venture debt. In this regard, we note that your obligations become full recourse upon certain bankruptcy events with respect-to the joint ventures.

Response:

In Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations — Off-Balance Sheet Arrangements and Note 5 to the Notes to Consolidated Financial Statements, we have provided a full discussion of each of our significant unconsolidated joint ventures which includes a discussion of defaults under the financing arrangements.

Engle/Sunbelt Joint Venture:
Although Engle/Sunbelt was not included in our Chapter 11 filings, our Chapter 11 filings constituted an event of default under the financing arrangements and Engle/Sunbelt’s debt became immediately due and payable.
In April 2008, we entered into a settlement agreement with the lenders pursuant to which Engle/Sunbelt has agreed to the appointment of a receiver and further agreed to either, at the election of the lenders, deliver a deed in lieu of foreclosure to its assets or consent to a judicial foreclosure. We have also agreed to assist the lenders in their efforts to complete certain construction for which we will receive arm’s length compensation. Upon transfer of title to the lenders, we will be relieved from our obligations under the completion and indemnity agreements. The Bankruptcy Court, in which our Chapter 11 cases are pending, entered an order approving the settlement agreement.
Note 5 provides the balance sheet detail for this unconsolidated joint venture.
TOUSA/Kolter:
The lenders to the joint venture have declared the loan to the venture to be in default, but have not demanded performance of our obligations under either the Performance and Completion Agreement or the Remargining Agreement. The Remargining Agreement requires us to pay to the Administrative Agent, upon default of the joint venture, an amount necessary to decrease the principal balance of the loan so that the outstanding balance does not exceed 70% of the value of the joint venture’s assets. Based on the estimated fair value of the assets of the joint venture, we recorded a $54.0 million obligation (which includes the $12.1 million letter of credit accrual), as of December 31, 2007, in connection with our obligation under the re-margining provisions of the loan agreement. We did not record any additional contingent liability under the completion guarantee as the $54.0 million accrual represents the full debt obligation of the joint venture.
Centex/TOUSA at Wellington, LLC
In December 2005, we entered into a joint venture with Centex Corporation to form Centex/TOUSA at Wellington, LLC (“Centex/TOUSA at Wellington”) for the purpose of acquiring, developing and selling approximately 264 homesites in a community in South Florida. The joint venture obtained a term loan of which $31.0 million was outstanding as of December 31, 2007. The credit agreement requires us to construct and complete the horizontal development of the lots and related infrastructure in accordance with certain agreed upon plans. On August 31, 2007, Centex/TOUSA at Wellington received a notice from the lender requiring the joint venture members to contribute approximately $10.0 million to the joint venture to reduce the outstanding term loan in order to comply with the 60% loan-to-value ratio covenant. We have not made the required equity contribution.

We evaluated the recoverability of our investment in and receivables from Centex/TOUSA at Wellington for impairment under APB 18 and SFAS 114 respectively, and recorded an impairment of $11.6 million representing the full value of our investment in and receivables from Centex/TOUSA during the year ended December 31, 2007. Based on the estimated fair value of the assets of the joint venture, we recorded a $15.5 million obligation, as of December 31, 2007, in connection with our obligation under the re-margining provisions of the loan agreement which represents our portion of the joint venture’s outstanding debt. We did not record any additional contingent liability under the completion guarantee as the $15.5 million accrual represents our portion of the full joint venture debt obligation.
Layton Lakes Joint Venture:
In connection with our joint venture with Lennar Corporation (the “Layton Lakes Joint Venture”) to acquire and develop land, townhome properties and commercial property in Arizona, we entered into a Completion and Limited Indemnity Agreement for the benefit of the lender to the joint venture. The agreement required us to maintain a tangible net worth of $400.0 million. As a result of the decrease in our tangible net worth, this covenant has been breached and the outstanding $60.0 million loan to the joint venture is in default. The default has not been cured and the lender, in its discretion, may accelerate the loan, foreclose on its liens, and exercise all other contractual remedies, including our completion guaranty. In addition, the operating agreement of the joint venture states that a breach by a member of any covenant of such member contained in any loan agreement entered into in connection with the financing of the property is an event of default. Under the operating agreement, a defaulting member does not have the right to vote or otherwise participate in the management of the joint venture until the default is cured. A defaulting member may not take down any lots from the joint venture.
     The joint venture’s loan requires that the outstanding loan balance may not exceed 65% of the value of the joint venture’s assets. Based on an appraisal obtained by the bank, the joint venture has been notified that a principal payment is required in order to maintain the specified loan to value ratio. The joint venture has failed to make such principal payment.
     Additionally, we have not made the $1.0 million capital contribution to the joint venture required under the operating agreement and as a result Lennar Corporation made a member loan to the joint venture for $0.7 million. We have been informed by Lennar that the interest on the loan accrues at 20% and that the principal and the interest are due immediately. Under the operating agreement, the joint venture is not obligated to convey lots to us until the loan and related interest are repaid.
     We evaluated the recoverability of our investment in and receivables from the Layton Lakes Joint Venture for impairment under APB 18 and SFAS 114, respectively, and recorded an impairment charge of $24.9 million representing the full value of our investment in and receivables from the Layton Lakes Joint Venture. Additionally, we recorded an obligation of $4.4 million for performance bonds that we placed on behalf of the joint venture, as we consider it probable that we will be required to reimburse these amounts for development remaining to be completed. We did not record any obligation under the re-margining provision as we are not a party to the re-margining agreement. We did not record any additional contingent liability under the completion guarantee as based on the estimated fair value of the assets of the joint venture, we do not believe that it is probable that we will called to perform under the completion obligation. Should we be called to perform under the completion agreement in the future, we estimate that our portion of the costs to be incurred approximate $26.6 million.

In future filings, we will provide in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations — Off-Balance Sheet Arrangements and Note 5 to the Notes to Consolidated Financial Statements the following additional disclosure regarding other unconsolidated joint venture arrangements:
Certain of our other unconsolidated joint ventures have outstanding debt obligations totaling $40.8 million at December 31, 2007. These joint venture borrowings are non-recourse to us except that in certain instances we have agreed to complete certain property development commitments in the event the joint venture defaults and to indemnify the lenders for losses resulting from fraud, misappropriation and similar acts.
12.	Please revise your disclosure under “Liquidity Needs” on page 72 in future filings to explain why you expect to have sufficient resources and borrowing capacity to meet your commitments throughout the projected term of your Chapter 11 cases and what the projected term of your Chapter 11 cases is. Please also disclose what the consequences are if you are unable to achieve your budgeted operating results.

Response:

In future filings, the “Liquidity Needs” disclosure will be modified as follows (additional text italicized):
We continue to have substantial liquidity needs in the operation of our business and face liquidity challenges. Our business depends upon our ability to obtain financing for the development of our residential communities and to provide bonds to ensure the completion of our projects. We expect to have sufficient resources and borrowing capacity to meet all of our commitments throughout the projected term of our Chapter 11 cases as a result of an agreement we entered in June 2008 with our secured lenders to use cash collateral on hand (cash generated by our operations, including the sale of excess inventory and the proceeds of our federal tax refund of $207.3 million received in April 2008). Under the Bankruptcy Court order dated June 20, 2008, we are authorized to use cash collateral of our first lien and second lien lenders (approximately $358.0 million at the time of the order) for a period of six months in a manner consistent with a budget negotiated by the parties. The order further provides for the paydown of $175.0 million to our revolving loan facility and first lien term loan facility secured lenders, subject to disgorgement provisions in the event that certain claims against the lenders are successful and repayment is required. The order also reserves our sole right to paydown an additional $15.0 million to our revolving loan facility and first lien term loan facility secured lenders. We are permitted under the order to incur liens and enter into sale/leaseback transactions for model homes subject to certain limitations. As part of the order, we have granted the prepetition agents and the lenders various forms of protection, including liens and claims to protect against any diminution of the collateral value, payment of accrued, but unpaid interest on the first priority indebtedness at the non- default rate and the payment of reasonable fees and expenses of the agents under our secured facilities.

In order to successfully emerge from our Chapter 11 cases as a viable company, we must develop, obtain requisite creditor and Bankruptcy Court approval of, and consummate a Chapter 11 plan of reorganization. This process requires us to meet certain statutory requirements under the Bankruptcy Code with respect to adequacy of disclosure regarding a plan of reorganization, soliciting and obtaining creditor acceptances of a plan, and fulfilling other statutory conditions for confirmation. We may not receive the requisite acceptances to confirm a plan of reorganization. Even if the requisite acceptances to a plan of reorganization are received, the Bankruptcy Court may not confirm the plan. In addition, even if a plan of reorganization is confirmed, we may not be able to consummate such plan.
If we fail to comply with our cash collateral order, we may not be able to borrow in an amount sufficient to enable us to operate our business and restructure our business in bankruptcy.
If a plan of reorganization is not confirmed by the Bankruptcy Court, or if we are unable to successfully consummate a plan after confirmation, we may not be able to reorganize our businesses. If an alternative reorganization could not be agreed upon, we may have to liquidate our assets.
We have the exclusive right to file a Chapter 11 plan or plans prior to October 25, 2008 and the exclusive right to solicit acceptance thereof until December 24, 2008. Pursuant to Section 1121 of the Bankruptcy Code, the exclusivity periods may be expanded or reduced by the Bankruptcy Court, but in no event can the exclusivity periods to file and solicit acceptance of a plan or plans of reorganization be extended beyond 18 months and 20 months, respectively.
13.	We note from your disclosure on page 20 that your Chapter 11 cases include a cash collateral order that requires you to maintain certain financial budgets and covenants. In future filings, please consider disclosing the material covenants that you are required to maintain and your actual results. Please also consider disclosing the consequences are if you are unable to maintain these financial budgets and covenants.

Response:

In future filings, this risk factor will be modified as follows (additional text italicized):
The cash collateral order requires us to maintain certain financial budgets and covenants that, among other things, restrict our ability to take specific actions, even if we believe such actions are in our best interest. These include, among other things, restrictions on our ability to:
•	incur indebtedness;

•	incur liens and enter sale/leaseback transactions except for model homes subject to certain limitations;

•	make or own investments;

•	enter into transactions with affiliates;

•	engage in new lines of business;

•	consolidate, merge, sell all or substantially all of our assets;

•	issue guarantees of debt;

•	agree to amendment or modification to our organizational documents;

•	incur or create claims; and

•	make additional payments on prepetition indebtedness.
The cash collateral order contains monthly budgets covering the period beginning May 23, 2008 through the week ending November 30, 2008. Subject to the provisions of the cash collateral order, we are authorized to use the cash collateral in a manner that is not materially inconsistent with the budgets. Modifications to the budgets may be made subject to approval. Our use of the cash collateral is conditioned upon compliance with financial covenants which stipulate that: (i) the actual monthly operating cash flow, as defined, must not be less than the projected monthly operating cash flow set forth in the Budget minus $10 million; and (ii) cumulative operating cash flow, as defined.
At September 30, 2008, we are in compliance with the terms of the cash collateral order. If we fail to comply with our cash collateral order, we may not be able to borrow in an amount sufficient to enable us to operate our business and restructure our business in bankruptcy.
Item 9A. Controls and Procedures, page 80
14.	TOUSA concluded that its controls and procedures are effective, even though it filed the 12/31/2007 Form 10-K late by several months. Part of the definition of disclosure controls and procedures is timely filing. Please explain why the officers were able to conclude that the disclosure controls and procedures were effective.

Response:

Management believes its disclosure controls and procedures were effective as of December 31, 2007. TOUSA has maintained consistent processes regarding the recording, processing, summarization, and reporting of information required to be disclosed in our filings with the SEC, and those processes remained effective as of December 31, 2007 as we stated in our Item 9A disclosure.

We believe our disclosure controls and procedures provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Further, while we did not file our Form 10-K within the time periods specified in the Commission’s rules and forms as a result of our Chapter 11 bankruptcy cases, we believe our disclosure controls and procedures, when considered in their totality, allowed for timely decisions regarding required disclosure. In this regard, we believe our disclosure controls and procedures provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Additionally, we have provided investors the required disclosures regarding material events and agreements in our Form 8-K filings which have been filed in compliance with the SEC’s deadlines.

Disclosure controls include policies and procedures that:
•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and,

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
Some of the entity and transaction level controls that have been and continue to be in effect include:
•	Review by executive management of monthly financial statements.

•	Segregation of incompatible functions in processes and systems.

•	Monitoring of key performance indicators by operational, financial, and executive personnel.

•	Commitment to ethics and controls by senior management.

•	Appropriate management structures with oversight by the Board of Directors.

•	Information and communication of financial policies and procedures.

•	Timely reconciliation of accounts.

•	Review and independent approval of all journal entry transactions.
While we acknowledge that the filing of our annual report was not timely, our Chapter 11 bankruptcy process and our reorganization plans required substantial effort from our limited finance, accounting and management personnel. The filing of the Chapter 11 bankruptcy required and continues to require, among other things, (i) the preparation of legal entity financial statements for 39 legal entities; (ii) monthly operating reports that must be filed with the bankruptcy court by the 20th of each month; and (iii) the reconciliation of over 4,000 claims submitted to the Bankruptcy Court. While these bankruptcy reporting requirements prevented us from timely completing all of our processes with respect to the recording, processing, summarization and reporting of information required to be disclosed in our Form 10-K filing with the SEC, we believe the lack of timeliness, under these circumstances, does not preclude a conclusion that our controls and procedures are effective as of December 31, 2007.

Item 11. Executive Compensation. page 86

Components of Our Compensation Program, page 87

15.	Where you have reported the payment of any cash incentive bonus amounts, as you have done for 2007, please ensure that you discuss all material considerations of the board in determining the amount awarded. For example, your current disclosure refers to specified targets and performance criteria that are measured in order to determine whether any bonus amounts will be awarded. Please confirm that in future filings, you will discuss all material targets and performance criteria that form the basis of the board’s determination to pay bonuses.

Response:

As part of our bankruptcy reorganization process, we will be establishing new bonus metrics. In future filings, we will discuss our material targets and performance criteria that form the basis for the payment of bonuses.

Item 13. Certain Relationships and Related Transactions, page 97

16.	In future filings, please elaborate on your policies and procedures regarding transactions with related persons, consistent with the requirements of Item 404(b) of Regulation S-K. For example, please discuss the types of transactions that are covered and state whether the policies and procedures are in writing or how else they are evidenced.

Response:

In future filings, Item 13 will be modified as follows (additional text italicized):
Review and Approval of Transactions with Related Parties
Our written policies and procedures provide guidance to ensure that all related party transactions are prudently and properly evaluated, authorized, executed and disclosed in accordance with all applicable legal and contractual requirements. Our policies require that transactions with related parties must be entered into in good faith on fair and reasonable terms that are no less favorable to us than those that would be available in a comparable transaction in arm’s-length dealings with an unrelated third party. The policies require Chief Executive Officer approval of related party transactions of up to $5.0 million. Related party transactions in excess of $5.0 million must be approved by the TOUSA Independent Directors’ Committee. Our company policies require the General Counsel and Director of Internal Audit review and comment on all related party transactions. As we do not have a General Counsel, our Chief of Staff performs that function.
Summary of Significant Accounting Policies, page F-11

Homebuilding Revenue Recognition, page F-14

17.	We note that approximately 25% of your home deliveries for fiscal year 2007 were generated from multi-family homes. Please confirm to us that you do not recognize a material amount of revenue using the percentage-of-completion method or other method described in SFAS 66 for multi-family homes, including condominiums. Otherwise, please include disclosure in future filings for your policy on recognizing revenue for your multi-family homes.

Response:

We confirm that we do not utilize the percentage-of-completion method for multi-family homes, including condominiums. See our revenue recognition policy below in our response to question #18.

18.	In future filings, please revise your revenue recognition policy to clarify that you recognize revenue on the sale of homes once the seller’s receivable is not subject to future subordination and you do not have a substantial continuing involvement with the property, in addition to the other criteria you have disclosed. Refer to paragraph 5 of SFAS 66 for guidance.

Response:

In future filings, our revenue recognition policy will be modified as follows (additional text italicized):
Our primary source of revenue is the sale of homes to homebuyers. To a lesser degree, we engage in the sale of land to other homebuilders. Revenue is recognized on home sales and land sales at closing when title passes to the buyer and all of the following conditions are met: a sale is consummated, a significant down payment is received, the earnings process is complete, the receivable is not subject to future subordination, the collection of any remaining receivables is reasonably assured and we do not have substantial continuing involvement with the sold asset.
3. Inventory, page F-23
19.	We note that you have deconsolidated certain option contracts you have abandoned but were previously consolidated under FIN 46R. We further note that these option contracts contain a provision that allows the other party to require you to purchase the homesites or guarantee certain minimum returns and that the other party has exercised this provision. Please provide us with a more detailed explanation as to how you determined it is appropriate to deconsolidate these options, which should include specific references to the authoritative literature supporting your accounting. Please also tell us and disclose in future filings the impact deconsolidating these options had on your consolidated financial statements.

Response:

At December 31, 2007, we deconsolidated certain option arrangements that were previously consolidated under FIN 46(R) resulting in a reduction of assets and corresponding liabilities of $24.5 million. The operative agreements for such option arrangements that were deconsolidated under FIN 46(R) did not contain any contractual provision which allowed the other party the right to require us to purchase homesites. In each case, we had received termination letters or default letters with a specified time period to cure the default. Prior to December 31, 2007, these option arrangements were in default or otherwise terminated. We believe, in accordance with paragraph 7 of FIN 46(R), the expiration of these options represents a contractual change among the parties that required us to reconsider whether our option was a variable interest and should continue to be consolidated. As of the date of such expiration, we concluded that we did not have a variable interest in these option arrangements. Based on the foregoing, we concluded that consolidation was no longer appropriate and thus deconsolidated the option arrangements upon their expiration or termination.

At December 31, 2007, we also deconsolidated a forfeited option arrangement that was previously consolidated under SFAS No. 49 resulting in a reduction of inventory not owned and corresponding liabilities of $6.3 million. In addition at December 31, 2007 we had defaulted or terminated land sale transactions that were previously accounted for as financing arrangements under paragraphs 25 and 26 of SFAS No. 66, resulting in a reduction of inventory not owned and corresponding liabilities of $179.9 million.

In response to the Staff’s comment, we will modify our future filings to disclose the impact deconsolidating these options had on our consolidated financial statements as follows:

At December 31, 2007, we deconsolidated certain option arrangements that were previously consolidated under FIN 46(R) as we concluded that we did not have a variable interest in these option arrangements due to their expiration or termination, resulting in a reduction of inventory not owned and corresponding liabilities of $24.5 million. At December 31, 2007, we also deconsolidated a forfeited option arrangement that was previously consolidated under SFAS No. 49 resulting in a reduction of inventory not owned and corresponding liabilities of $6.3 million. In addition at December 31, 2007 we had defaulted or terminated land sale transactions that were previously accounted for as financing arrangements under SFAS No. 66 resulting in a reduction of inventory not owned and corresponding liabilities of $179.9 million.

20.	In future filings in addition to disclosing the impairment amounts on active communities and write-offs of deposits and abandonment costs by reportable segment for each period presented, please also disclose deposits, homesites and land under development, residence completed and under construction, and inventory not owned by reportable segment for each period presented. Such disclosure would provide investors with some context for the impairments and write-off’s by segment.

Response:

In future filings, Note 3 will include the following tables (quarterly information will be provided as applicable):
The following is a breakdown of inventory (in millions):

	December 31, 2007
			Residences
		Homesites and	Completed
		Under Land	and Under	Inventory	Total
Region	Deposits	Development	Construction	Not Owned	Inventory
Florida	$10.2	$294.7	$320.1	$8.1	$633.1
Mid-Atlantic	7.9	21.8	28.6	—	58.3
Texas(1)	15.6	73.3	111.9	3.1	203.9
West	23.2	243.2	95.3	14.8	376.5

Total	$56.9	$633.0	$555.9	$26.0	$1,271.8

(1)	The Texas region excludes the Dallas/Fort Worth division, which is now classified as a discontinued operation.

	December 31, 2006
			Residences
		Homesites and	Completed
		Under Land	and Under	Inventory	Total
Region	Deposits	Development	Construction	Not Owned	Inventory
Florida	$85.9	$305.7	$413.0	$165.1	$969.7
Mid-Atlantic	39.3	66.5	78.0	27.3	211.1
Texas(1)	15.4	62.3	157.1	20.3	255.1
West	76.0	291.1	187.6	87.9	642.6

Total	$216.6	$725.6	$835.7	$300.6	$2,078.5

(1)	The Texas region excludes the Dallas/Fort Worth division, which is now classified as a discontinued operation.
12.	Stockholders’ Equity (Deficit), page F-49

Convertible PIK Preferred Stock, page F-49

21.	In future filings, please disclose why you have not recognized a liability for the registration payment arrangement (i.e., why you do not believe it is probable that you will have to make payments under this arrangement and/or why you are unable to reasonably estimate the contingent liability). Please also disclose the maximum potential undiscounted amount of consideration you could be required to pay under this arrangement or disclose that there is no limitation on the amount that could be paid for this arrangement. Refer to paragraph l2.c. of FSP EITF 00-19-2 for guidance.

Response:

At December 31, 2007, the contingent dividend was computed to be approximately $0.3 million, which we determined was immaterial to record at December 31, 2007. We have recorded the contingent dividend during the first quarter of 2008. In future filings, we will disclose that there is no limitation on the amount that could be paid under this arrangement and that our estimate was based on our estimated date of exit from bankruptcy.

Exhibits 31.1 and 31.2

22.	In future filings the certifier should not include their title. The person is supposed to be certifying as himself for herself not as CEO or CFO.

Response:

Noted. In future filings, we will not include the certifier’s title in exhibits 31.1 and 31.2.

Exhibit 99.2

23.	Please amend your December 31, 2007 Form 10-K to include interim financial statements that have been reviewed by a registered public accountant. In this regard, we note in your Form 8-K/A, filed on October 15, 2007, you incorporated by reference for Article 3-05 of Regulation S-X purposes TE/Tousa, LLC’s November 30, 2006 and November 30, 2005 audited financial statements from your December 31, 2006 Form l0-K, which did not include the required interim period financial statements for at least the six-months ended May 31, 2007. As such, it appears as though the interim financial statements for the eight-months ended July 30, 2007 are being included as an exhibit to your December 31, 2007 Form 10-K for this purpose. Refer to Article 3-05(b)(2) of Regulation S-X for guidance.

Response:

In compliance with Article 3-05 of Regulation S-X we have provided the audited financial statements for TE/Tousa, LLC for the year ended November 30, 2006 and for the period from inception to November 30, 2005. Additionally, we have provided the required interim financial statements through July 30, 2007. As permitted under Article 3-01 and Article 3-02, the interim financial statements presented are unaudited. We respectfully submit that we are not aware of any requirements that the interim financial statements be reviewed by a registered public accountant.
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TOUSA, Inc. acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding any of our responses in this letter, please contact me by telephone at (954) 364-4023 or via fax at (954) 364-4020.

Sincerely,
/s/ Angela F. Valdes
Name:	Angela F. Valdes
Title:	Vice President and Chief Accounting Officer